UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **April 13, 2004**

PremierWest Bancorp
(Exact Name of Registrant as specified in its charter)

Oregon	**000-50332**	**93-1282171**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.

503 Airport Road, Medford, Oregon 97504
Address of Principal Executive Office

Registrant's telephone number including area code 541-618-6003

(Former name or former address, if changed since last report) Not applicable

Item 7. Financial Statements and Exhibits

     (c)   Exhibits.

     The following exhibits are being filed herewith and this list shall constitute the exhibit index:

     <u>Exhibit</u>

     (99)   Earnings Press Release

Item 12. Results of Operations and Financial Condition

     On April 13, 2004, PremierWest issued a press release with respect to financial results for the first quarter 2004. A copy of the press release is attached as Exhibit 99.


SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                    PREMIERWEST BANCORP
                    (Registrant)

Date: April 13, 2004   By: /s/ Tom Anderson
                         Tom Anderson
                         Sr. Vice President & Chief Financial Officer

Exhibit 99



Press Release

Additional Information Contact(s):		
John Anhorn	**Rich Hieb**	**Tom Anderson**
President	Executive Vice President	Senior Vice President
& Chief Executive Officer	& Chief Operating Officer	& Chief Financial Officer
(541) 618-6020	(541) 618-6020	(541) 282-5190
john.anhorn@premierwestbank.com	rich.hieb@premierwestbank.com	tom.anderson@premierwestbank.com

PREMIERWEST BANCORP
CONTINUES POSITIVE EARNINGS TREND
NET INCOME UP 47%

Medford, Oregon - April 13th, 2004 - PremierWest Bancorp, (NASDAQ: PRWT), announced net income of $1,835,000, or $0.13 per fully diluted share for the quarter ended March 31, 2004. First quarter earnings represent an increase of 47.0% when compared to net income of $1,248,000 or $0.10 per fully diluted share earned during the first quarter of 2003.

John Anhorn, President & Chief Executive Officer stated "This was an exciting, busy, and growth-filled quarter for PremierWest as we continued to successfully execute our strategy to increase the customer relationships in each of the markets we serve, resulting in improved shareholder value."

CALIFORNIA EXPANSION
On January 23, 2004 PremierWest merged with Mid Valley Bank, headquartered in Red Bluff, California, adding five new locations to our California presence. The Mid Valley branches will continue to operate under the name Mid Valley Bank, a division of PremierWest Bank, through a transition period expected to be completed in mid May. Direct merger-related expenses for the first quarter, excluding indirect PremierWest expenses supporting the integration, amounted to approximately $65,000. The Company estimates an additional $50,000 to $75,000 in merger-related expenses will be incurred during the second quarter, prior to completion of the integration.

FINANCIAL PERFORMANCE
Net income of $1,835,000, or $0.13 per fully diluted share for the quarter ended March 31, 2004 represented an increase of 15.3% compared to the fourth quarter of 2003 when the Company earned $1,592,000 or $0.12 per fully diluted share.

Rich Hieb, Executive Vice President & Chief Operating Officer stated "The improvement in earnings is especially gratifying when considering the additional expenses associated with the opening of a new full service banking facility in the Klamath Falls, OR market, the opening of a new PremierWest Finance Company office in Grants Pass, OR and approximately $65,000 of expenses directly related to the Mid Valley acquisition."

Strong loan growth coupled with a solid core deposit base contributed to a stable net interest margin during the quarter. The Company achieved a tax-adjusted net interest margin of 5.15% for the quarter ended March 31, 2004, virtually unchanged when compared to the 5.14% achieved during the immediately preceding quarter but a 17 basis point decline from the 5.32% reported for the first quarter of 2003. Net interest income increased $1.6 million when comparing the current quarter's $8.0 million to the immediately preceding quarter's $6.4 million and increased $1.9 million compared to the first quarter of 2003. Of the $1.6 million sequential increase in quarterly net interest income, the operations of Mid Valley Bank branches, which were acquired in January of this year, contributed $1.1 million. Furthermore, stability in this important component of net income was achieved despite our holding a substantial volume of lower yielding investments, particularly Federal Funds sold, during the quarter. These lower yielding investments averaged $54.3 million during the quarter, a $12.6 million or 30.2 % increase when compared to the immediately preceding quarter when Federal Funds sold averaged $41.7 million.

Non interest income totaled $1.6 million for the quarter ended March 31, 2004, an increase of $202,000, or 15.0% when compared to the immediately preceding quarter ended December 31, 2003 and an increase of $195,000 or 14.4% compared to the same quarter in 2003. The newly acquired Mid Valley Bank operations contributed $194,000 to the increase in non interest income during the first quarter of 2004.

Non interest expense increased $1.4 million when comparing expenses of $6.5 million in the first quarter of 2004 to the immediately preceding quarter of $5.1 million. Non interest expenses were $5.3 million for the first quarter in 2003. The acquisition of Mid Valley Bank operations in January is directly attributable to $822,000 of the reported increase. The balance of the increase is a result of merger related expenses incurred during the quarter, additional expenses associated with the cost of opening and staffing two new facilities, annual salary increases of approximately 3.5%, and the addition of key administrative positions to address our expanded geographical market area.

LOAN GROWTH & CREDIT QUALITY
Gross loans increased $185.7 million when comparing the three months ended March 31, 2004 to the same period in 2003. In addition during the first quarter of 2004, loans grew by $123.9 million or 27% when compared to the immediately preceding quarter. Organic loan growth accounted for $17.8 million, or 14.4% of total growth since December 31, 2003, while loan accounts acquired with Mid Valley Bank operations accounted for $106.1 million or approximately 85.6% of the total growth during the quarter.

Non-performing assets increased to $9.4 million as of March 31, 2004 in contrast to $3.4 million as of March 31, 2003 and $1.9 million as of December 31, 2003. The $7.5 million increase in non-performing assets compared to the immediately preceding quarter includes $1.8 million from the operations of PremierWest Bank and $5.7 million attributable to the loan portfolio acquired with Mid Valley Bank operations.

Senior Vice President & Credit Administrator, Jim Earley stated "The increase in the PremierWest portfolio of $1.8 million is primarily attributable to a $1.5 million credit, which is expected to be paid off during April, and a $236,000 credit fully secured with the customer's time certificate of deposit account ." Earley also added, "We have a solid record of aggressively managing and reducing the level of non-performing assets from previous acquisitions, and expect to see a substantial and consistent reduction in the volume of non performing assets in the near term."

Management noted that the allowance for loan losses has strengthened both in dollars and as a percentage of loans, to compensate for the volume of non-performing assets as of March 31, 2004. As indicated in the chart the allowance of $11.8 million amounted to 2.02% of total loans at March 31, 2004, compared to an allowance of 1.19% and 1.28% at December 31, 2003 and March 31, 2003, respectively.



Allowance as % of Total Loans

2.02%	Mar-04
1.19%	Dec-03
1.28%	Mar-03

2004 EARNINGS GUIDANCE

Tom Anderson, Senior Vice President & Chief Financial Officer stated, "We believe that our continued focus on building a solid infrastructure coupled with our recent penetration further into a vibrant California market has positioned us for solid earnings growth during 2004." Anderson noted "Management has a proven history for successfully integrating acquisitions and expects that 2004 earnings will positively reflect the synergies associated with this most recent acquisition, and will be accretive to shareholders." Anderson further stated, "Our continued focus on customer service, operating efficiencies, and the opportunities available in both our existing and new markets is expected to result in a 35% to 50% increase in net income when comparing the 2004 full year results to 2003."

ABOUT PREMIERWEST BANCORP

PremierWest Bancorp (NASDAQ: PRWT) is a financial services holding company headquartered in Medford, Oregon. We operate primarily through our subsidiary PremierWest Bank. Recognized as one of the fastest growing banks in the Pacific Northwest, PremierWest offers a full array of financial products and services through a network of 32 full service banking offices located primarily along the Interstate 5 freeway corridor between Eugene, Oregon and Sacramento, California.

Additionally, PremierWest offers expanded banking related services through our two subsidiaries Premier Finance Company and PremierWest Investment Services, Inc. Premier Finance Company operates from offices in Medford, Klamath Falls, Grants Pass and Portland, Oregon. PremierWest Investment Services operates in all of the banks community-focused market areas.

PremierWest Bank was created following the merger of the Bank of Southern Oregon and Douglas National Bank in May of 2000. In April of 2001, Bancorp acquired Timberline Bancshares, Inc. and its wholly-owned subsidiary, Timberline Community Bank, with eight branch offices located in Siskiyou County in northern California. In January of 2004, PremierWest acquired Mid Valley Bank with five branch offices located in the northern California counties of Shasta, Tehama, and Butte.

This report contains forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in these statements. The forward-looking statements are made pursuant to the safe harbor provisions of Section 21D of the Securities Exchange Act of 1934, as amended. Those forward looking statements are based on management's assumptions and projections, and are sometimes identifiable by the use of the words, "expect to," "plan," "will," "believe" and words of similar predictive nature. Because management's assumptions and projections are based on anticipation of future events, you should not place undue emphasis on forward-looking statements, and you should recognize that those statements are effective only as of the date of this release. You should anticipate that our actual performance may vary from those projections, and variations may be material and adverse. You should not rely solely on forward looking statements in evaluating an investment or prospective investment, and you should consider all uncertainties and risks discussed in the filings of PremierWest Bancorp with the Securities and Exchange Commission ("SEC"). Specific risks relating to earnings guidance include, without limitation, our ability to successfully integrate the operations of Mid Valley Bank and to realize anticipated cost savings, and our ability to collect on non-performing assets acquired in the transaction, as well as to retain and develop customers of Mid Valley Bank and enhance our market share in the California market. Other risks that may cause our results to differ materially and adversely from management's expectations discussed here are general economic conditions in our market area and broader economic changes regionally and nationally, as well as the effect of bank regulatory changes. PremierWest undertakes no obligation to update any forward-looking statements contained herein.

PREMIERWEST BANCORP
FINANCIAL HIGHLIGHTS

(All amounts in 000's, except per share data)

(Unaudited)

EARNINGS AND PER SHARE DATA

For the Three Months Ended March 31	2004	2003	Change	% Change	For the three months ended December 31, 2003	Change	% Change
Interest income	$ 9,520	$ 7,850	$ 1,670	21.3%	$ 7,838	$ 1,682	21.5%
Interest expense	1,557	1,750	(193)	-11.0%	1,418	139	9.8%
Net interest income	7,963	6,100	1,863	30.5%	6,420	1,543	24.0%
Provision for possible loan losses	300	300	-	0.0%	300	-	0.0%
Non-interest income	1,551	1,356	195	14.4%	1,349	202	15.0%
Non-interest expense	6,475	5,279	1,196	22.7%	5,075	1,400	27.6%
Pre-tax income	2,739	1,877	862	45.9%	2,394	345	14.4%
Provision for income taxes	904	629	275	43.7%	802	102	12.7%
Net Income	$ 1,835	$ 1,248	$ 587	47.0%	$ 1,592	$ 243	15.3%
Basic earnings per share	$ 0.13	$ 0.10	$ 0.03	30.0%	$ 0.13	$ 0.00	0.0%
Diluted earnings per share	$ 0.13	$ 0.10	$ 0.03	30.0%	$ 0.12	$ 0.01	8.3%
Average shares outstanding--basic	13,434,032	12,145,937	1,288,095	10.6%	12,631,933	802,099	6.3%
Average shares outstanding--diluted	14,570,852	12,197,865	2,372,987	19.5%	12,805,879	1,764,973	13.8%

SELECTED FINANCIAL RATIOS
(annualized)

For the Three Months Ended March 31	2004	2003	Change	For the three months ended December 31, 2003	Change
Yield on average gross loans (1)	6.78%	7.40%	(0.62)	6.81%	(0.03)
Yield on average investments (1)	2.37%	3.49%	(1.12)	2.72%	(0.35)
Total yield on average earning assets (1)	6.14%	6.82%	(0.68)	6.26%	(0.12)
Cost of average interest bearing deposits	1.25%	1.79%	(0.54)	1.36%	(0.11)
Cost of average borrowings	2.88%	2.74%	0.14	2.91%	(0.03)
Total cost of average deposits and borrowings	1.02%	1.51%	(0.49)	1.14%	(0.12)
Net interest spread	5.12%	5.31%	(0.19)	5.12%	(0.00)
Net interest margin (1)	5.15%	5.32%	(0.17)	5.14%	0.01
Return on average equity	9.34%	9.97%	(0.63)	10.76%	(1.42)
Return on average assets	1.05%	0.96%	0.09	1.13%	(0.08)
Efficiency ratio (2)	68.06%	70.80%	(2.74)	65.32%	2.74

Notes:
(1) Tax equivalent at a 34% rate
(2) Non-interest expense divided by net interest income plus non-interest income

BALANCE SHEET
At March 31

	2004	2003	Change	% Change	Balance Sheet at December 31 2003	Change	% Change
Fed funds sold and investments	$ 88,876	$ 82,014	$ 6,862	8.4%	$ 56,548	$ 32,328	57.2%
Gross loans	582,370	396,648	185,722	46.8%	458,438	123,932	27.0%
Reserve for loan losses	(11,757)	(5,070)	(6,687)	131.9%	(5,466)	(6,291)	115.1%
Net loans	570,613	391,578	179,035	45.7%	452,972	117,641	26.0%
Other assets	91,097	55,882	35,215	63.0%	61,801	29,296	47.4%
Total assets	$ 750,586	$ 529,474	$ 221,112	41.8%	$ 571,321	$ 179,265	31.4%
Non-interest-bearing deposits	$ 155,683	$ 96,635	$ 59,048	61.1%	$ 121,467	$ 34,216	28.2%
Interest-bearing deposits	478,869	344,509	134,360	39.0%	354,279	124,590	35.2%
Total deposits	634,552	441,144	193,408	43.8%	475,746	158,806	33.4%
Borrowings	25,142	33,029	(7,887)	-23.9%	26,459	(1,317)	-5.0%
Other liabilities	7,309	4,846	2,463	50.8%	4,365	2,944	67.4%
Stockholders' equity	83,583	50,455	33,128	65.7%	64,751	18,832	29.1%
Total liabilities and stockholders' equity	$ 750,586	$ 529,474	$ 221,112	41.8%	$ 571,321	$ 179,265	31.4%
Period end shares outstanding	13,867,179	12,145,937	1,721,242	14.2%	13,124,526	742,653	5.7%
Book value per share	$ 6.03	$ 4.15	$ 1.88	45.3%	$ 4.93	$ 1.10	22.4%
Allowance for loan losses:							
Balance beginning of period	$ 11,551	$ 4,838	$ 6,713	138.8%	$ 4,838	$ 6,713	138.8%
Provision for loan losses	300	300	-	0.0%	1,200	(900)	-75.0%
Net (charge-offs) recoveries	(94)	(68)	(26)	38.2%	(572)	478	-83.6%
Balance end of period	$ 11,757	$ 5,070	$ 6,687	131.9%	$ 5,466	$ 6,291	115.1%
Non-performing assets:							
Non-performing loans	$ 7,797	$ 2,744	$ 5,053	184.1%	$ 400	$ 7,397	1849.3%
Real estate owned	1,585	655	930	142.0%	1,511	74	4.9%
Total non-performing assets	$ 9,382	$ 3,399	$ 5,983	176.0%	$ 1,911	$ 7,471	390.9%

AVERAGE BALANCE SHEET
For the Three Months Ended March 31

	2004	2003	Change	% Change	For the three months ended December 31, 2003	Change	% Change
Average fed funds sold and investments	$ 91,605	$ 68,918	$ 22,687	32.9%	$ 68,175	23,430	34.4%
Average loans, gross	535,885	396,791	139,094	35.1%	439,293	96,592	22.0%
Average total assets	697,119	517,904	179,215	34.6%	561,467	135,652	24.2%
Average non-interest-bearing deposits	144,336	89,665	54,671	61.0%	111,400	32,936	29.6%
Average interest-bearing deposits	438,455	340,351	98,104	28.8%	358,129	80,326	22.4%
Average total deposits	582,791	430,016	152,775	35.5%	469,529	113,262	24.1%
Average total borrowings	25,570	33,534	(7,964)	-23.7%	27,053	(1,483)	-5.5%
Average stockholders' equity	78,589	50,067	28,522	57.0%	59,204	19,385	32.7%